Filed by Fortis SA NV

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding NV

Commission Filed Number: 001-14624

Date: May 29, 2007

On May 29, 2007, Fortis issued the following press release:

STRICTLY CONFIDENTIAL – embargo 29 May 7am CET

Fortis Announcement

Fortis to accelerate growth by acquiring ABN AMRO’s Dutch Retail and Commercial Banking operations, and global Private Banking and Asset Management activities for a consideration of EUR 24.0 billion as part of joint bid

Brussels, London, Madrid, Utrecht, 29 May 2007

1.	Summary

Fortis, together with Royal Bank of Scotland (RBS) and Santander, collectively referred to as ‘the Banks’, have today announced a public offer for 100% of the issued and outstanding share capital of ABN AMRO. It is intended that as a result of this offer Fortis will acquire ABN AMRO’s Retail and Commercial Banking business in the Netherlands, and global Private Banking and Asset Management businesses for a consideration of EUR 24.0 billion. The acquisition should have a 4.3% positive impact on cash earnings per share by the third year, which will raise the long term CAGR of cash earnings from 12 to 13% for the 2006-2011 period.

The combination of Fortis and ABN AMRO businesses will create a top European financial institution that has more than 80,000 employees worldwide, more than 10 million customers in the Benelux region alone, projected revenues of EUR 16.4 billion, total Banking and Insurance net profit of more than EUR 5.5 billion (among the top five in the Eurozone), 2,500 retail branches and 145 business centers across Europe.

Fortis expects that being a market leader in the Benelux region – which with a population of 27 million and GDP per capita of more than EUR 32,000 is an attractive and wealthy market – will allow it to invest further in its core growth businesses and to export them internationally: more than 35% of banking income is expected to be generated by growth engines, e.g. ECT (Energy, Commodities & Transportation), Consumer Finance, Private Banking and Asset Management.

The new group will enjoy pre-eminent positions in all segments. In the Netherlands, where Fortis already is number three in insurance, the new combination will become number three in Retail Banking, number two in SME banking, number one in Commercial Banking and number one in Private Banking. In the Benelux countries, Fortis has demonstrated its ability to grow earnings faster than the general economy with 30% average annual net income growth over the last two years.

The enlarged private bank will be the third largest European private bank with more than EUR 200 billion in Assets under Management (AUM) globally. With one integrated network and a large European and Asian footprint, it will be positioned to be the service provider of choice for high net worth (HNW) and ultra high net worth (UHNW) clients, based on a dedicated, broad and differentiated service offering.

The combined business will also become a top-tier European asset manager, with more than EUR 300 billion in AUM globally. It will benefit from a larger geographic footprint and enhanced offering to third-party distributors, leveraging on a wide, innovative and well-performing product range. The combined product range is anticipated to reach top quartile position across many asset classes and achieve scale in core growth products.

The combined activities will allow Fortis to accelerate its strategy to be one of Europe’s most dynamic and sustainable financial services providers, helping it to grow its businesses in the enlarged EU, and selectively in Asia and North America.

The combination of Fortis and ABN AMRO will benefit all stakeholders. Clients will clearly benefit from an enhanced product offering and distribution network; employees will benefit from increased career opportunities; and both companies have a strong reputation for contributing to the local communities in which they operate.

Based on end 2006 figures, the combined workforce of Fortis and ABN AMRO will amount to 81,781 employees worldwide (Fortis with 56,886 FTEs (full-time equivalents) and ABN AMRO with 24,895 FTEs). According to initial estimates, there will be an overlap of 6,443 jobs spread over the three businesses Fortis will be acquiring. The consortium will share responsibility for job overlaps at the Head Office of ABN AMRO. These are estimated at 1,177 FTEs out of a total of 4,438 FTEs.

For the coming three years, the planned FTE reduction in the ‘to-be-combined’ banking population of Fortis and ABN AMRO in the Netherlands (around 30,000) is estimated at 7% per year. However, the historic natural turnover rate at Fortis Bank Netherlands is 9% a year. Given the continued growth mode and the ongoing need for recruitment (in particular due to end-of-career departures), a significant number of these job reductions can be achieved through natural turnover. All necessary associated measures will be discussed with the social partners. A specially established Central Employment Office will manage redeployment, by providing training, assignment to specific projects and prioritising candidates for vacancies across the three partners in the consortium. Employees of ABN AMRO will benefit from access to the extensive development programmes and opportunities for international mobility.

Fortis values the strong brand of ABN AMRO in the Netherlands, and, as an owner, intends to capitalise on it, as well as on the Fortis brand.

Both companies have best-in-class servicing models: while ABN AMRO has been named ‘Best Bank’ on several occasions, and has an extremely well equipped retail branch network, Fortis has twice been awarded the title of Dutch ‘Commercial Bank of the Year’ in the last three years and has a unique

European network to service internationally active medium-sized enterprises. Combining two worlds of great expertise in terms of service quality, customer satisfaction, product development and distribution channels, will provide enormous opportunities to innovate, to invest in the best talents in the market, and to take the lead in product and technological development.

The new combination can and will continue to pursue a socially responsible approach to business, in active dialogue with all stakeholders, in all the countries where it is present, leveraging on both companies’ experience in investing in the community (through sponsorship, funding and employee volunteering).

Jean-Paul Votron, CEO of Fortis:

“This represents a tremendous opportunity for the people of both ABN AMRO and Fortis. Together we will be creating one of Europe’s most dynamic and sustainable financial services providers. As a market leader in the Benelux region, we are creating a powerful and efficient platform to service our customers even better and to support future growth not only in our home markets but also internationally.

“We believe this transaction will lead to the best possible environment for the to be acquired ABN AMRO businesses to grow and develop in future. Our businesses are highly complementary and the combination of our core skills, expertise and geographic spread represents a compelling proposition for both customers and employees. We will together create a strongly balanced business mix by simultaneously strengthening our retail, commercial and private banking and asset management businesses.

“Our proposed strategy is focused on growth and we recognise achieving this requires the best people. As a local player we are naturally familiar with the strong talent that already exists within ABN AMRO and we will, from the outset, work together as one team to achieve the smooth integration of our activities. As a company with strong roots in both the Netherlands and Belgium, Fortis enjoys a similar history, background and culture to ABN AMRO, added to which Fortis has a strong track record of both acquiring and integrating businesses all over the world.”

2.	Business Combinations

Fortis intends to apply its standardised integration methodology to the ABN AMRO businesses over a 36-month period. During integration, Fortis will focus strongly on ensuring minimal disruption for clients.

In the pre-acquisition period, Fortis will install an integration office, prepare a retention scheme and communicate with all stakeholders. Within three months of the acquisition, key management teams will be appointed and a business plan, focusing on cost and revenue synergies, will be adopted. Multi-year business plans will then be formulated over the next 15 months, and a brand and HR strategy, including a cultural integration plan, will be rolled out. In the final 18 months, integration plans will be finalised, new commercial targets will be set, best practices will be leveraged, and international expansion will be accelerated.

This integration process will create substantial synergies. The expected pre-tax synergies are estimated at EUR 1.3 billion, 86% on the cost side and 14% on the revenue side. These synergies will be realised in stages, i.e. 30% in 2008, 70% in 2009, and the remainder in 2010.

Cost synergies are expected to amount to 21% of the combined pro forma cost base of Fortis’s and ABN AMRO’s banking activities, and to 28% of the cost base of the acquired businesses.

The following table sets out the benefits that Fortis expects to gain within three years of completion of the transaction as a result of the integration of the ABN AMRO businesses.

	Cost Savings	Revenue Synergies
Dutch Retail business	EUR 307 million	EUR 56 million
Dutch Commercial business	EUR 124 million	EUR 19 million
Private Banking	EUR 160 million	EUR 43 million
Asset Management	EUR 145 million	EUR 15 million
Central synergies	EUR 414 million	EUR 54 million

Total	EUR 1,150 million	EUR 187 million

Integration costs are estimated at EUR 1.54 billion, which is 134% of annual costs synergies.

2.1.	Business Unit Netherlands

Combining Fortis’s and ABN AMRO’s retail and commercial banking activities in the Netherlands will create a key player in the market, with top-three market positions in all segments.

Furthermore, the combination will create the largest network in the Benelux countries, with almost 2,000 branches and some 70 business centres serving more than 10 million customers. The network will have full geographic coverage in all three countries of the Benelux and a particularly strong presence in the most affluent regions (Randstad Holland, Flanders and Luxembourg).

a. Retail Banking

Retail banking at ABN AMRO includes the following activities:

•	Consumer Division of the Netherlands Business Unit

•	Small Enterprises (turnover under EUR 2 million), part of the Commercial Division of the Netherlands Business Unit

•	Other, including ABN AMRO credit cards and ABN AMRO Mortgage Group

It does not include Interbank, ABN AMRO’s consumer finance player in the intermediary market, which will be acquired by Santander.

ABN AMRO ranks third in the Dutch retail market, and has an extensive customer base:

•	More than 4 million retail clients

•	Around 400,000 affluent clients

•	Around 300,000 SME clients (with turnover below EUR 2.5 million per annum)

ABN AMRO services these clients by means of a multi-channel distribution strategy:

•	78 advisory branches for SME

•	561 branches, including 80 Preferred Banking lounges

•	1,599 ATMs

•	Internet, mobile and electronic banking

ABN AMRO is also active in the intermediary market for mortgages through Florius, among others.

Fortis is a rising challenger in the Dutch retail market with an overall number-four market position.

Its retail customer base comprises:

•	More than 800,000 retail clients

•	More than 80,000 affluent customers

•	More than 60,000 small enterprises and professionals

Its distribution network in the Netherlands currently comprises 159 branches, complemented by a rapidly growing direct offering.

Fortis is active in the intermediary market for mortgages through Direktbank and for personal loans via Alfam. Furthermore, Fortis is one of the leaders in the credit card market via International Card Services (ICS) with around 2.4 million credit cards.

Strategic Rationale

The Netherlands will truly become Fortis’s retail home market with a solid overall top-three position and clear leadership in high-potential segments such as Affluent and SME banking.

Proforma Market Positions and Client Base

Ranking
SME banking	No. 2
Investment funds	No.1
Consumer finance (incl. cards)	No. 1
Online brokerage	No.2
Mortgages	No.2
Savings	No.3

Mass retail customers	Almost 5 million
Affluent customers	Close to 0.5 million
SME	Close to 0.5 million
Credit cards	3.4 million

Business Plan

Fortis’s retail activities in the Netherlands will merge with ABN AMRO’s platform, allowing for a smooth transition and undisrupted service to all customers. Going forward, customers will benefit from an even stronger product portfolio, full-service SME banking and a combined personal/preferred banking proposition.

Individual customers will have access to this enlarged product offering through a wider branch network with nationwide coverage, intermediary channels and a state-of-the-art on-line banking platform. In addition, Professionals and Small Businesses will have access to 78 dedicated advisory branches.

To strengthen our competitive positioning and stimulate entrepreneurship, Fortis intends to roll-out a performance-driven reward system. Striving for higher customer satisfaction remains at the heart of our strategy.

Transaction Benefits

Fortis has a strong track record in value creation through retail bank integrations in both Belgium and the Netherlands. Cost synergies at Retail Netherlands are expected to amount to EUR 307 million and will be achieved within a three-year timeframe. Revenue synergies are expected to reach EUR 56 million.

Dutch retail activities have contributed almost 18% to Fortis Retail Banking’s total 2006 net profit. On a pro forma basis, the transaction will more than double the Dutch retail contribution, which clearly indicates the importance of the Netherlands to Fortis’s retail business.

b. Commercial Banking

ABN AMRO has a large commercial banking operation in the Netherlands. Its customer base comprises more than 60,000 SME clients (with turnover greater than EUR 2.5 million per annum) and 5,600 corporate clients.

Fortis has a unique network of 125 business centres in 19 different countries across Europe, and gives internationally active medium-sized enterprises access to all countries through a single Global Account Manager. In the last three years, Fortis has twice been awarded the title ‘Best Commercial Bank’ in the Netherlands. Clients are served via a network of over 40 dedicated business centres in the Netherlands, which are integrated in the wider international business centre network. The product offering encompasses a wide range of services including factoring, leasing, trade finance and global market solutions. Larger commercial clients are served by Corporate Clients Netherlands in Rotterdam.

Strategic Rationale

Fortis aims to be the European bank of choice for the internationally active mid-size corporate market. The combination of Fortis and ABN AMRO will make Fortis market leader in Commercial Banking in each of the three Benelux countries and give it a strong foothold in 16 other countries.

The combined businesses will also secure leading European market positions (top five) among pan-European lessors, and in commercial finance. In the Netherlands we will become the number one player in leasing and in commercial finance and will build on our leading positions in trade finance and in global markets. As a result of the transaction, Fortis will be able to cross-sell, locally and through our international coverage, a full service offering to an extended client base.

Pro Forma Market Positions in the Netherlands

Ranking
Commercial Banking	No.1
Cash Management	No.1
Leasing	No.1

Business Plan

Internationally active medium-sized enterprises will be able to take advantage of a unique network of business centres in 19 countries. One global account manager with access to the global network through an integrated platform, will serve their interests in all the different countries where they are active.

The combined networks will provide a wider-reaching, optimised geographical footprint of 35 to 40 dedicated business centres in the Netherlands. They will be fully integrated into Fortis’s international business centre network and will benefit from the continuous upgrade of staff quality, coming from both sides.

Best practices will be shared and new added-value solutions for risk management, liquidity and asset-based finance will be implemented with short time to market, drawing on the capabilities of Fortis and ABN AMRO locally as well as Fortis worldwide.

Fortis’s proven Enterprise & Entrepreneur solutions, by which owners and managers of companies serviced by Commercial Banking – in which Fortis has strong market positions – are offered wealth management solutions, will be transposed onto the enlarged customer base in the business community and private Dutch market in order to fuel the growth of Private Banking.

Transaction Benefits

Cost synergies at Commercial Banking Netherlands are expected to amount to EUR 124 million and will be achieved within a three-year timeframe. These cost synergies will derive from the rationalisation of the distribution network, focused on the business centre approach. Overlapping management and support functions such as mid-offices, financial and human resources will be optimised. Best practices in credit risk management will also be shared.

The transaction is expected to generate net additional revenue of EUR 19 million. These synergies will be driven by the ‘network effect’, i.e. additional cross-selling revenues (leasing, commercial finance, trade finance, global markets, etc) realised from the enlarged client base throughout the pan-European network of around 145 business centers.

2.2.	Private Banking

ABN AMRO Private Banking is a worldwide player with EUR 142 billion in assets under management (as at 31 December 2006) and over 3,300 employees. It operates in more than 20 countries throughout the world and focuses on wealthy individual customers with EUR 1 million or more in net investible assets. ABN AMRO is market leader in the Netherlands and holds strong positions in France, Switzerland, Germany, Luxembourg and Belgium. In France and Germany, it operates under separate, well-regarded brands.

Fortis Private Banking aims to be the service provider of choice for high net worth (HNW) and ultra high net worth (UNHW) clients, offering integrated and international solutions for their assets and liabilities. Fortis Private Banking has EUR 79 billion in AUM (as at 31 December 2006) and is present in 18 countries with around 1,900 employees. Fortis Private Banking is a leading player in the Netherlands, holds strong positions in Belgium, Luxembourg and Switzerland, and is expanding its activities in Asia.

Strategic Rationale

The addition of ABN AMRO Private Banking will strengthen Fortis’s Private Banking footprint in Europe and establish a strong growth platform in Asia. It will create the third largest European private bank with more than EUR 200 billion in AUM.

With its leading position in the Benelux countries and relevant presence in international private banking centres, Fortis aims to be the service provider of choice for HNW and UHNW clients, based on a dedicated, broad and differentiated service offering.

The new combination will be positioned to reap the benefits of enlarged scale and a broader skill set. Its bigger geographic footprint will allow for an accelerated rollout of a full service offering in growth locations and will strengthen its position in relation to other providers. Asia will see the creation of a solid platform (around EUR 20 billion in AUM) for capturing future growth. The combined organisation will be well diversified geographically, with around 50% of its business (in terms of AUM) coming from non-Benelux countries.

The close match in service philosophy and similar client focus will allow the new business to leverage best practices and local market strengths across the international network. The enhanced operating scale and heightened private bank identity will facilitate the recruitment, development and retention of international talent.

Unique joint customer model:

•	Exclusive focus on HNW and UHNW individuals

•	Dedicated services for international business owners (Enterprise & Entrepreneur)

•	Unique needs-based approach

•	Broad service offering covering all aspects of personal asset and liability management (e.g. wealth structuring, real estate, credits)

Transaction Benefits

Combining the two private banks will generate substantial synergies in terms of both costs and revenues. Total cost synergies of EUR 160 million have been identified. These relate to leveraging investment in platforms and systems, combining and integrating overlapping functions, processes and offices.

In addition, revenue synergies of EUR 43 million are expected to be generated by leveraging best practices in such areas as credits and alternative investments.

2.3.	Asset Management

ABN AMRO Asset Management operates in over 20 locations worldwide and has EUR 193 billion in AUM (as at 31 December 2006) for private investors and institutional clients.

Fortis Investments has established itself as a strong European asset manager with EUR 121 billion in AUM (as at 31 December 2006) and as an innovative investment solutions provider. Its multi-product development skills are delivered through a unique network of 21 investment centres.

Strategic Rationale

Fortis’s and ABN AMRO’s fund managers share a common management philosophy and comparable strategy. Products are highly complementary and the combined businesses will enjoy an established European footprint along with global reach and scale.

With pro forma AUM of over EUR 300 billion, the combined businesses will become a top tier European player, with global scale.

The business will be based on individual investment centres, each offering a broad range of asset classes. Each investment centre will have access to core proprietary research in order to be able to offer true multi-product investment and structuring solutions. The new team will comprise some 570 investment professionals, supported by more than 500 specialist sales and marketing executives. The offering will include the whole range of investment styles from traditional long only products to long/short products focused on absolute return strategies.

The complementary nature of the two product ranges will allow the combination to reach top quartile position across many asset classes and achieve scale in core growth products (equity and structured products, Socially Responsible Investors, global property, ALM capability and alternatives).

Leadership position:

•	Leading market positions in Benelux countries, Nordics, UK and France

•	Solid base for growth in other European countries, i.e. Italy, Spain and Germany

•	Highly profitable capabilities for US institutionals

•	Critical size in several Asian and Latin American countries (among top five in Brazil)

Unique customer model:

•	Client-centric approach to retail, private and institutional segments

•	Uniquely placed to take advantage of growth in third party assets on the back of broad top quartile performance

•	Strong European and US institutional client base

•	Well balanced asset split by geography, client segmentation, channel and asset class

Integration will be facilitated by the good fit and complementary nature of the two operations, which will enable a fast-track merger. The large pool of talented professionals available to head and manage the combined businesses is another benefit.

Business plan

The transaction will create a combined business geared strongly to growth. Based on detailed plans, Fortis Investments is preparing for an integration within 12 to 18 months.

Cost synergies of EUR 145 million are expected owing to overlapping capabilities and the application of best practices. Potential revenue synergies are estimated at EUR 15 million, deriving from the larger geographic footprint and stronger offering to third party distributors.

Key initiatives that will be taken are:

A complete analysis of the Asset Management business will be made in cooperation with the ABN AMRO teams in order to validate and detail the integration plan. This plan will clarify all the actions and responsibilities to be undertaken in order to realise the targeted business model and to deliver the expected synergies.

By enhancing exposure to high growth markets and products, Fortis Investments is looking to achieve profitable growth in attractive business segments. The target is to grow net profit by 20% per annum and AUM by close to a double-digit percentage over the next five years, in line with Fortis Investments’ achievements over the last five years.

This will make the new business one of the most efficient in the industry.

3.	Financial Impact of the Acquisition

The aggregate consideration that Fortis will pay in respect of the transaction amounts to EUR 24.0 billion in cash. This represents approximately 33.8% of the total deal value. Adding full expected post-tax benefits (run-rate) to ABN AMRO’s expected 2007 earnings, this price represents a multiple of 9.8 (excluding shared assets).

Fortis intends to raise EUR 15 billion of new equity via a rights issue and up to EUR 5 billion of Tier-1 capital, and to release capital for up to EUR 8 billion (sale of non-core assets, securitisation and other similar transactions).

This financing plan has been more than secured with:

•	A standby equity underwriting arrangement of up to EUR 17 billion, for more than the planned rights issue, fully underwritten by Merrill Lynch and certain other European financial institutions;

•	A standby underwriting commitment for Tier 1 capital instruments of EUR 5 billion, fully underwritten by Merrill Lynch;

•	A EUR 10 billion backstop liquidity facility, signed with several European financial institutions.

Extraordinary shareholders’ meetings will be convened in Belgium and the Netherlands to approve the transactions and the capital increase and to grant the Board authority to issue the new shares.

Precise terms and conditions of the financing will be determined later on, depending on market conditions and the bid process. The timing of the rights issue will depend on the acquisition process itself and on regulatory requirements, but it should close before settlement of the offer for ABN AMRO.

Transaction Funding

Sources	Amount (EUR billion)
Rights issue	EUR 15 billion
Tier 1 capital instruments	EUR 3-5 billion
Capital relief transactions	EUR 5-8 billion

Total	EUR 23-28billion

Fortis intends to maintain its previously announced solvency targets for its new capital model.

The Fortis capital model consists of three components:

•	A capital target for Fortis Bank equal to a Tier 1 ratio of 7%, including 1% hybrid capital. This implies a core equity target of 6%

•	A capital target for Fortis Insurance equal to 225% of the regulatory minimum, including 50% hybrid capital. This implies a core equity target of 175%

•

A Group leverage target equal to 15% of the total core equity of Banking plus the core equity of Insurance, implying that 15% of Banking and Insurance’s combined target equity could be financed by group debt

Allowing for the acquisition of the ABN AMRO Businesses, Fortis’s Tier 1 capital ratio is expected to be approximately 6.7% immediately after the transaction.

Fortis is an international financial services provider engaged in banking and insurance. We offer our personal, business and institutional customers a comprehensive package of products and services through our own channels, in collaboration with intermediaries and through other distribution partners. With a market capitalisation of EUR 43.2 billion (30/04/2007), Fortis ranks among the twenty largest financial institutions in Europe. Our sound solvency position, our presence in 50 countries and our dedicated, professional workforce of 60,000 enable us to combine global strength with local flexibility and provide our clients with optimum support. More information is available at www.fortis.com.

Press Offices:

Brussels:	+32 (0)2 565 3584	Utrecht:	+31(0)30 226 3219

Investor Relations:

Brussels:	+32 (0)2 565 5378	Utrecht:	+31(0)30 226 3220

Important information

In connection with the proposed Offer, Fortis, with the other Banks, expects to file with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This press release includes certain “forward-looking statements”. These statements are based on the current expectations of Fortis and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” or by future or conditional verbs such as “will”, “should”, “would” and “could” ,and words of similar import. The statements also include descriptions of future and other pro forma financial position, performance or market position of Fortis, the ABN AMRO businesses and the combined businesses, expected transaction costs and benefits and other synergies from the transaction and actions expected to be undertaken in connection with and subsequent to the transaction. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Information regarding ABN AMRO and its businesses has been derived from publicly available sources and certain such assumptions, the accuracy of which has not been independently verified, including with ABN AMRO itself or otherwise. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the proposed Offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the Offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the proposed Offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks and the integration of such businesses and assets by Fortis being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Fortis does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Merrill Lynch International, which is authorised and regulated in the United Kingdom by the Financial Services Authority (the “FSA”), is acting as financial adviser to Fortis, RBS and Santander and as underwriter for Fortis, RBS and Santander, and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than Fortis, RBS and Santander for providing the protections afforded to customers of Merrill Lynch International nor for providing advice to any other person in relation to the proposed Offer.

Fortis Bank SA/NV (“Fortis Bank”) which is authorised and regulated in Belgium by Commission Bancaire, Financière et des Assurances, Greenhill & Co. International LLP (“Greenhill”), authorised and regulated in the United Kingdom by the FSA and Fox-Pitt, Kelton Ltd (“Fox-Pitt, Kelton”), which is authorised and regulated in the United Kingdom by the FSA, are also acting as financial adviser to Fortis.

Fortis Bank, Greenhill and Fox-Pitt, Kelton are acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than Fortis for providing the protections afforded to their respective customers nor for providing advice to any other person in relation to the proposed Offer.

Fortis Bank and Greenhill are acting as financial adviser in connection with the transaction and Fox-Pitt, Kelton is acting as financial advisor in connection with the financing of the transaction.